Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana, India.
CIN : L85195TG1984PLC004507
Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email : mail@drreddys.com www.drreddys.com

June 13, 2017

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 / 22722037 / 22722039	Fax Nos.: 022-26598120/ 26598237/ 26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Intimation

This is in reference to our intimation dated February 21, 2017 with regard to the audit of our API manufacturing plant at Miryalaguda, by the US FDA, wherein we were issued a form 483 with three observations.

In this regard, we would now like to inform you that we have received an Establishment Inspection Report (EIR) from the US FDA today as closure of audit, for the above-referred facility.

This is for your information and record.

With regards,

/s/ Sandeep Poddar

Sandeep Poddar

Company Secretary

CC:- New York Stock Exchange Inc. (Stock Code: RDY)